NEW AFRICA PEROLEUM, CORP

ONE GATEWAY CENTER, 26TH FL

NEWARK, NEW JERSEY 07102

              PH. 973 277 4239

               FX 862 772 3985

              EMAIL: fogele@msn.com

August 12, 2020

Anuja A. Majmudar, Esq.

Attorney Advisor

Division of Corporate Finance

Office of Energy and Transportation

United States Securities and Exchange Commission

Washington, DC 20006

Re: New Africa Petroleum Corp.

Registration Statement on Form S-1 Filed July 13, 2020

File No. 333-239825

Dear Counsel, Majmudar:

This letter responds to the Staff letter of August 7, 2020. The Staff Comments are reproduced in verbatim hereunder in italics followed by the Registrant’s responses.

Staff Comment

Use of Proceeds, page 21

1.We note your disclosure of intended uses of proceeds include acquisitions referred to as Projects A, B and C. Please revise to provide more detailed and specific disclosure regarding proceeds that may be used to finance these acquisitions or acquire other assets. Refer to Instructions 5 and 6 of Item 504 of Regulation S-K.

REGISTRANT’S RESPONSE

Registrant has amended the disclosure on page 3 and the Use of Proceeds Schedule on page 22 of the Amended Form S-1 by adding footnote 4 as follows:

“(4)   We have not identified any specific oil and gas properties for acquisition. The figures presented above are our projections of what we intend to pay or budget for Projects A, B and C. When we identify each such property, we intend to acquire the assets, i.e., the oil and gas property leases only, not the corporation that holds the leases or the liabilities.  We intend to focus on the Mississippi and West and South Texas areas”

In addition, Registrant has added footnote 3 to the “Use of Proceeds Schedule” on page 22 of Amended Form S-1 to disclose the following in regard to the projected 10% commission to broker-dealers:

“(3)   The $1,400,000.00 amount is our estimate or projection of the commission we would pay a broker-dealer FINRA member firm for distributing our offering if we engage one. Although we have not engaged nor entered into any selling agreement with any broker dealer and intend to sell the offering pursuant to  Rule 3a4-1 under the Securities Exchange Act of 1934, we may retain a broker-dealer post the effective date of this offering and will file a post-effective date amendment to this Registration Statement. In the event, we sell all the offering on our own, we will allocate the $1,400,000.00 to acquisition of additional property.

STAFF COMMENT

Description of Business

Oil and Natural Gas Leases, page 30

2.You state that you "anticipate the typical oil and natural gas lease agreement covering [your] properties will provide for the payment of royalties" that "will range from 20% to 25%, resulting in a net revenue interest to [you] generally ranging from 75% to 80%." Given that you have a limited operating history, no lease agreements in place and no historical financial information, please explain the assumptions used to support the projections and how you determined that you have a reasonable basis to provide these projections. Refer to Item 10(b) of Regulation S-K.

REGISTRANT’S RESPONSE

Registrant has revised the disclosure to remove the “will range from 20% to 25% …. 75% to 80% language. See page 30 of Amended Form S-1.

STAFF COMMENT

Directors, Executive Officers, Promoter and Control Persons, page 39

3.We note your disclosure on the cover page and throughout the registration statement that Mr. Franklin Ogele serves as the President of the Company. However, on pages 39 and 40, you identify Mr. Arne Greaves as President. Please revise your disclosure to clarify the roles served by each executive officer.

REGISTRANT’S RESPONSE

The typographical error has been corrected. We have correctly identified Mr. Ogele as Chairman and CEO and Mr. Greaves as President. See pages 39 and 40 of Amended S-1.

STAFF COMMENT

Exhibits

4.We note your disclosure on page 16 stating that you have employment agreements with each of your executive officers. Please file any employment agreement entered into with Mr. Franklin Ogele as an exhibit to the registration statement in accordance with Item 601(b)(10) of Regulation S-K or tell us why you do not believe you are required to do so.

REGISTRANT’S RESPONSE

Registrant has revised the Form S-1 to disclose that it has an employment agreement with Arnie Greaves.

STAFF COMMENT

General

5.We note your disclosure on page 3 indicating that you do not currently have any arrangements with broker-dealers to participate in the offering and will file a post- effective amendment if you retain a broker-dealer to participating in the offering. However, you also state on page 3 that you "estimate the commission to broker-dealers will be about 10% of the gross offering" and your offering table on page 4 and use of proceeds table on page 21 contemplate underwriting discounts and commissions of $1,400,000. Please revise your disclosure to clarify this discrepancy or advise.

REGISTRANT’S RESPONSE

Registrant has added footnote 3 to the “Use of Proceeds Schedule” to disclose information on the projected broker-dealer commission as follows:

“(3)   The $1,400,000.00 amount is our estimate or projection of the commission we would pay a broker-dealer FINRA member firm for distributing our offering if we engage one. Although we have not engaged nor entered into any selling agreement with any broker dealer and intend to sell the offering pursuant to  Rule 3a4-1 under the Securities Exchange Act of 1934, we may retain a broker-dealer post the effective date of this offering and will file a post-effective date amendment to this Registration Statement. In the event, we sell all the offering on our own, we will allocate the $1,400,000.00 to acquisition of additional oil and gas property.”

Sincerely,

/s/

Franklin Ogele